UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. December 23, 2020 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that its board has approved initiating the process to increase the company’s capital of up to US$1.1 billion1 through the issuance of approximately 22.4 million Series B shares of common stock. The process will begin with an extraordinary shareholders’ meeting, in which the shareholders will be asked to approve the capital increase. This vote will require approval of 2/3 of the Series A shares, granting withdrawal rights to dissident Series A shareholders, and a majority of the Series A and Series B shares voting together as a single class. The extraordinary shareholders’ meeting will be held on January 22, 2021. The capital increase will be subject to a mandatory 30-day preemptive rights offering period for existing shareholders under Chilean law, and it is expected that a parallel preemptive rights offering will be made to existing holders of the company’s American Depositary Receipts.

As a global company that develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology, through innovation and technological development, our need to invest in growth projects and new technologies is fundamental. The capital increase proposed by the board of directors is intended to finance part of our ambitious US$1.9 billion investment plan for the years 2021-2024 which will allow us to expand our operations of lithium, iodine and nitrates. Most of this capex will be executed in Chile where we have access to great natural resources such as the Salar de Atacama and our Caliche ore deposits. This plan also includes the 50,000 metric ton Mt. Holland lithium hydroxide project in Western Australia, a 50/50 joint venture that we are developing with our partner Wesfarmers. We believe all of these investments are necessary to grow and maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets:

•	approximately US$1 billion is related to lithium carbonate expansion in Chile, from 70,000 metric tons to 180,000 metric tons, the lithium hydroxide production expansions from 13,500 metric tons to 30,000 metric tons in Chile and the Mount Holland project in Australia,
•	approximately US$440 million will be invested in our mining operations of caliche ore and plant capacity for nitrates and iodine, of which US$150 million is related to a seawater pipeline project, and
•	maintenance capex is expected to remain at approximately US$120 million per year while depreciation is expected to average US$250 million per year.

The final investment decision on Mt. Holland project is expected to be taken by the board during the first quarter 2021, before the preemptive rights offering period.

Aside from this, we are dedicated to our efforts related to sustainability. In October 2020, we proudly announced our sustainable development plan, which includes voluntarily expanding our monitoring systems, promoting better and more profound conversations with neighboring communities and becoming carbon neutral and reducing water by 65% and brine extraction by 50%. As part of this plan, we also made a goal of obtaining international certifications and participating in international sustainability indices, as we are convinced that these efforts are essential for a sustainable future

Lithium Carbonate and Lithium Hydroxide:

We are a leading player in the fast-growing lithium market. During 2020, our sales volumes in the first quarter were affected by the Covid-19 global pandemic and the impact it had on the Asian lithium markets, but in subsequent quarters our sales volumes have increased approximately 50% and 40%, respectively when compared with the previous quarter, reaching 17,700 metric tons in the third quarter of the year. We are projecting that our sales volumes during the fourth quarter will increase again, reaching over 24,000 metric tons leading to total sales volumes for 2020 of approximately 63,000 metric tons, equivalent to approximately 40% growth, letting us reach a 20% market share by the end of 2020. We believe prices in the fourth quarter 2020 will be lower than prices reported in the third quarter, while on the other hand, our production costs have been decreasing and at the same time our ability to supply quality lithium that meets our customers’ needs has been steadily increasing. Today we are producing at a 70,000 metric tons per year rate, and our ambitious sustainable development plan will only help promote our sustainably produced lithium products now and in the near future.

1 Amount based on the maximum number of shares that could be issued at the share price of December 22, 2020.

We believe that the technologies we use, together with the characteristics of the Salar de Atacama, such as high evaporation rate and concentrations, allow us to be one of the lowest cost producers worldwide. There are strong fundamentals behind the long-term demand growth in the lithium industry and with the information available today, we think the lithium industry will continue to grow in the long-term at about 20% per year. In other words, the market could reach 800,000 to 1 million metric tons by 2025. Our preliminary estimates show that total global lithium demand in 2030 could reach over 2 million metric tons. Between 2020-2030, we expect higher growth of lithium hydroxide over lithium carbonate, with compound annual growth rates (CAGR) of 25% and 15%, respectively. It is believed that the markets will be driven by China, which has maintained its interest in the electric vehicle industry, seeking 20% market share by 2025. In the short term, China has extended its electric vehicle subsidies through 2022. Europe continues to push strict emission regulation targets with CO2 reduction goals for 2025. Many countries such as Japan, India, China, UK, Germany, and USA are committed to long-term electric vehicle penetration goals.

As a leading low-cost producer of both lithium carbonate and lithium hydroxide, we plan to increase our capacity significantly over the next four years. More importantly, we will seek to do it in the most efficient, socially and environmentally responsible way possible.

We are increasing our lithium carbonate and lithium hydroxide production to 120,000 and 21,500 metric tons per year, respectively, by the end of 2021. After the completion of this project, we will immediately be working to expand our lithium carbonate plant capacity to 180,000 metric tons per year and our lithium hydroxide plant to 30,000 metric tons per year to be completed in 2023. We will not stop here; we believe in the long term fundamentals of the lithium industry and will continue developing projects in Chile and abroad to meet this growing demand.

These growth plans will be completed at the same time as we work on reducing our footprint on the Salar de Atacama by reducing the consumption of continental water, while at the same reducing the extraction of brines.

Nitrates and Iodine

We mine and process caliche ore from the Tarapacá region of Chile to produce both nitrates and iodine. Nitrates are used as a raw material, along with the potassium chloride produced in the Salar de Atacama, primarily for production of potassium nitrate and other blends sold as specialty fertilizers in our Specialty Plant Nutrition business line and as a raw material for the production of solar salts which are sold in our Industrial Chemicals business line. For the nine months ended September 30, 2020, we sold approximately 770,000 metric tons of specialty fertilizers and expect to sell just under 1 million metric tons during 2020.

We believe that we are the world’s largest producer of sodium nitrate and potassium nitrate for agricultural use. In 2019, we believe our sales accounted for approximately 51% of global potassium nitrate sales by volume for the period.

We produce four main types of specialty plant nutrients which offer specialized nutritional solutions for fertigation, direct soil and foliar fertilizer applications: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. Our nutrients are widely used in crops that employ modern agricultural techniques such as hydroponics, green housing, fertigation (where fertilizer is dissolved in water prior to irrigation) and foliar application. Over the last ten years, the compound annual growth rate for vegetable production per capita was 3% while the compound annual growth rate for the world population was closer to 1%. Worldwide scarcity of water and arable land drives the development of new agricultural techniques to maximize the use of these resources. Irrigation has grown at an average annual rate of 1% during the last 20 years (a pace similar to population growth). However, micro-irrigation has grown at 10% per year over the same period. Microirrigation systems, which include drip irrigation and micro-sprinklers, are the most efficient forms of technical irrigation. We expect these trends to continue in the future. One of the most important products in this business line is potassium nitrate, which we expect to grow around 4-5% over the next five year.

In the solar salts business, we believe we have been the market leader since we started selling to commercial projects more than a decade ago. Recently, we have seen a wave of regulations which support the future growth of concentrated solar power plants (CSP). Spain has officially launched a goal to have a minimum of 600 MW of CSP in 2025, and the auctioning for these projects will start in 2021. The new climate change law in Spain also outlines a goal to achieve 70% of all energy generation from renewable sources by 2030. Furthermore, the European Union Green Deal was signed on December 11, 2020. It is expected that as a result of this agreement, €1 trillion will be invested to meet climate and environment targets in next 10 years with private and public funds. We believe this will be an important driver for the CSP industry and our sales volumes related to solar salts. There are ten major projects currently under development worldwide that we believe we could supply between 2020-2025. As a result, our sales volumes of this product are expected to surpass 1 million metric tons during this period. Longer term, we could see solar salts sales volumes from 2025-2030 be in the range of over 200,000 metric tons per year.

For the nine months ended September 30, 2020, we sold 7,600 metric tons of iodine and derivatives and expect to sell over 10,000 metric tons this year. Demand for iodine varies depending upon overall levels of economic activity and the level of demand in the medical, pharmaceutical, industrial and other sectors that are the main users of iodine and iodine-derivative products. During 2020, we have seen a significant impact on the level of demand on several end uses of iodine as a result of the Covid-19 global pandemic, we therefore expect to see a 9% decrease in the iodine market during 2020 and expect demand and our sales volumes to recover after the effects of the pandemic decrease and disappear.

The main factors of competition in the sale of iodine and iodine-derivative products are reliability, price, quality, customer service and the price and availability of substitutes. We believe we have competitive advantages compared to other producers due to the size and quality of our mining reserves and the available production capacity leading to our leading market position with a market share of 34% in 2019. As the largest producer in this market, we have been able to expand our sales volumes and market share based on market needs.

The capital expenditure plan announced aims to increase our mining capacity while protecting the environment, reducing operational costs and increasing our annual production capacity of nitrates and iodine by approximately 250,000 and 3,000 metric tons, respectively to meet the expected growth of these markets. To achieve this, we will modify our operations to incorporate the use of seawater, update our mining equipment and operational centers. We believe that the investments required will be approximately US$440 million. These expansion plans are expected to enable us to meet the future needs in the iodine, potassium nitrate and solar salt markets.

Other Financial Information

We believe that maintaining a strong balance has been key to our success in past, and we are convinced of its importance in the future which would give us flexibility to capture growth opportunities while transitioning into a more sustainable company.

Our proven track record to successfully develop new projects and generate cash is supported by the fact that we have increased our lithium carbonate and lithium hydroxide capacity by 60% and 125%, respectively in the past ten years.

In addition, we have increased our nitrates capacity almost 40% during the same period, all while distributing more than US$3.3 billion in dividend payments to our shareholders.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com  (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: December 23, 2020	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.